UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Avolon Holdings Limited

(Name of Subject Company)

Avolon Holdings Limited

(Name of Person Filing Statement)

Common Stock, par value $0.000004 per share

(Title of Class of Securities)

G52237107

(CUSIP Number of Class of Securities)

Ed Riley

General Counsel

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Telephone: +353 (1) 231 5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Copies to:

Douglas Warner, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153-0119

Telephone: (212) 310-8751

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This 14D-9C filing relates solely to preliminary communications made before the commencement of a tender offer for 20% of the issued and outstanding shares of Avolon Holdings Limited (“Avolon”) by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd. (“Parent”). The following document relating to the proposed tender offer is attached as an exhibit to this Schedule 14D-9C: Joint press release by Avolon and Parent, dated July 14, 2015 (Exhibit 99.1).

Important Information

The tender offer for the outstanding common stock of Avolon referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of Avolon’s common stock. The solicitation and the offer to purchase shares of Avolon’s common stock will only be made pursuant to an offer to purchase and related materials that Offeror intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Avolon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

AVOLON STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Avolon’s Investor Relations Department by e-mail at ir@avolon.aero

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

These risks, uncertainties and assumptions include, but are not limited to, the ability of Parent to obtain required shareholder approvals, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in Avolon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause Avolon’s actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. Avolon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in Avolon’s expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release issued by Avolon and Parent, dated July 14, 2015.

2